UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Hill-Rom Holdings, Inc

(Name of Issuer)

Common Stock, without par value

(Title of Class of Securities)

431475102

(CUSIP Number)

Norman J. Harrison

Breeden Capital Management LLC

100 Northfield Street

Greenwich, Connecticut 06830

(203) 618-0065

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 7, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 431475102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Breeden Capital Management LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 3,278,409
9. Sole Dispositive Power 0
10. Shared Dispositive Power 3,278,409

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,278,409
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 5.25%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 431475102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Breeden Partners (California) L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 1,954,190
9. Sole Dispositive Power 0
10. Shared Dispositive Power 1,954,190

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,954,190
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 3.13%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 431475102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Breeden Partners (California) II L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 273,628
9. Sole Dispositive Power 0
10. Shared Dispositive Power 273,628

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 273,628
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 0.44%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 431475102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Breeden Partners L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 350,606
9. Sole Dispositive Power 0
10. Shared Dispositive Power 350,606

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 350,606
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 0.56%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 431475102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Breeden Partners Holdco Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 699,985
9. Sole Dispositive Power 0
10. Shared Dispositive Power 699,985

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 699,985
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 1.12%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 431475102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Breeden Partners (Cayman) Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 699,985
9. Sole Dispositive Power 0
10. Shared Dispositive Power 699,985

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 699,985
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 1.12%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 431475102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Breeden Capital Partners LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 2,578,424
9. Sole Dispositive Power 0
10. Shared Dispositive Power 2,578,424

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,578,424
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 4.13%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 431475102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Richard C. Breeden
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 3,278,409
9. Sole Dispositive Power 0
10. Shared Dispositive Power 3,278,409

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,278,409
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 5.25%
14.	Type of Reporting Person (See Instructions) IN

ITEM 1.	SECURITY AND ISSUER.

The title and class of equity security to which this Statement on Schedule 13D relates is the common stock, without par value (“Common Stock”), of Hill-Rom Holdings, Inc., an Indiana corporation (the “Company”). The mailing address of the Company’s principal executive offices is 1069 State Route 46 East, Batesville, Indiana 47006.

ITEM 2.	IDENTITY AND BACKGROUND.

This Statement is being filed by and on behalf of Breeden Partners L.P., a Delaware limited partnership (the “Delaware Fund”); Breeden Partners (California) L.P., a Delaware limited partnership (the “California Fund”); Breeden Partners (California) II L.P., a Delaware limited partnership (the “California II Fund”); Breeden Partners Holdco Ltd., a Cayman Islands exempt limited company (“Holdco”), Breeden Partners (Cayman) Ltd., a Cayman Islands exempt limited company (“BPC”) (together with Holdco, the “Offshore Investors Fund”); Breeden Capital Partners LLC, a Delaware limited liability company (the “General Partner”); Breeden Capital Management LLC, a Delaware limited liability company (the “Advisor”); and Richard C. Breeden, a citizen of the United States of America (“Mr. Breeden”). The Delaware Fund, the California Fund, the California II Fund and the Offshore Investors Fund are herein sometimes referred to collectively as the “Fund.” The Fund, the General Partner, the Advisor and Mr. Breeden are herein sometimes referred to collectively as the “Reporting Persons.”

The address of the principal office of each of the Delaware Fund, the California Fund, the California II Fund, the General Partner, the Advisor and Mr. Breeden is 100 Northfield Street, Greenwich, CT 06830. The address of the registered office of Holdco and of BPC is c/o Walkers SPV Limited, Walker House, 87 Mary Street, George Town, Grand Cayman, Cayman Islands KY1-9002. Mr. Breeden is the Managing Member of the General Partner and the Advisor.

The Fund is principally involved in the business of investing in securities. The General Partner is principally involved in the business of serving as the general partner of the Delaware Fund, the California Fund and the California II Fund. The Advisor is principally involved in the business of providing investment advisory and investment management services to the Fund and, among other things, exercises all voting and other powers and privileges attributable to any securities held for the account of the Fund.

During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of their officers and directors, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The 3,278,409 shares of Common Stock reported herein by the Reporting Persons were acquired by the Reporting Persons for an aggregate purchase price of approximately $98,406,816 (including commissions). The shares of Common Stock that are reported on this Statement on Schedule 13D were acquired with investment capital of the Fund.

ITEM 4.	PURPOSE OF TRANSACTION.

The Reporting Persons have acquired the Company’s Common Stock for investment purposes because they believe that the Common Stock is undervalued in the marketplace. Purchases of the Common Stock have been made in the Reporting Persons’ ordinary course of business and were not made for the purpose of acquiring control of the Company.

Except as set forth in this Item 4, none of the Reporting Persons has any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. Representatives of the Reporting Persons have had conversations with the Company’s management. The Reporting Persons intend to continue to pursue ongoing discussions with the Company’s management and potentially with members of the Company’s board of directors. Discussions to date have related primarily to the business, financial performance, cost structure, capital allocation including share repurchases, operations, strategic plans and potential for divestiture of non-core business units. As a result of the Reporting Persons’ ongoing review and evaluation of the business, they may also communicate with the board of directors and/or other shareholders from time to time with respect to operational, strategic, financial or governance matters, or otherwise encourage actions that the Reporting Persons believe in their discretion will enhance shareholder value.

The Reporting Persons intend to review their investment in the Company on a continuing basis. Depending on various factors including, without limitation, the Company’s financial position and strategic direction, the outcome of the discussions referenced above, actions taken by the Company’s board of directors, other investment opportunities available to the Reporting Persons, price levels of the shares, and conditions in the securities markets and the economy in general, the Reporting Persons may in the future acquire additional securities of the Company or dispose of some or all of the securities of the Company beneficially owned by them, or take any other actions with respect to their investment in the Company permitted by law, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)-(b) The responses of the Reporting Persons to Rows (7) through (13) on the cover pages of this Statement on Schedule 13D are incorporated herein by reference. As of the close of business on the date hereof, the Delaware Fund owned 350,606 shares of Common Stock both beneficially and as direct owner, representing approximately 0.56% of the outstanding shares of Common Stock; the California Fund owned 1,954,190 shares of Common Stock both beneficially and as direct owner, representing approximately 3.13% of the outstanding shares of Common Stock; the California II Fund owned 273,628 shares of Common Stock both beneficially and as direct owner, representing approximately 0.44% of the outstanding shares of Common Stock and Holdco owned 699,985 shares of Common Stock both beneficially and as direct owner, representing approximately 1.12% of the outstanding shares of Common Stock. As of the date hereof, the 3,278,409 shares of Common Stock beneficially owned in the aggregate by the Fund, which shares of Common Stock may be deemed to be beneficially owned by the Advisor and Mr. Breeden, represent approximately 5.25% of the Company’s outstanding shares of Common Stock. All percentages set forth in this paragraph relating to beneficial ownership of Common Stock are based upon 62,494,168 shares outstanding, which is the total number of shares outstanding as of July 31, 2008 as reported in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008.

For purposes of disclosing the number of shares of Common Stock beneficially owned by each of the Reporting Persons, the General Partner, as general partner of the Delaware Fund, the California Fund and the California II Fund, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) all shares of the Common Stock that are owned beneficially and directly by the Delaware Fund, the California Fund and the California II Fund. The Advisor, as the investment manager for the Fund, and Mr. Breeden, as Managing Member of the Advisor and the General Partner, and as the Key Principal of the Offshore Investors Fund, may be deemed to own beneficially all shares of the Common Stock that are owned beneficially and directly by the Fund. Each of the General Partner, the Advisor and Mr. Breeden disclaims beneficial ownership of such shares for all other purposes. BPC may be deemed to own beneficially all shares of the Common Stock that are owned beneficially and directly by Holdco. The Delaware Fund, the California Fund, the California II Fund and Holdco and BPC each disclaims beneficial ownership of the shares of Common Stock held directly by the others.

(c) Except as set forth above or in the attached Schedule I, no Reporting Person has effected any transaction in shares of Common Stock during the 60 days preceding the date hereof.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except as set forth herein, there are no contracts, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to the Common Stock.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS.

EXHIBIT 1.	Agreement as to Joint Filing of Schedule 13D, dated August 18, 2008 by and among the Delaware Fund, the California Fund, the California II Fund, Holdco, BPC, the General Partner, the Advisor and Mr. Breeden.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 18, 2008

BREEDEN PARTNERS L.P.

By:	Breeden Capital Partners LLC,
General Partner

By:	/s/ Richard C. Breeden
Richard C. Breeden
Managing Member

BREEDEN PARTNERS (CALIFORNIA) L.P.

By:	Breeden Capital Partners LLC,
General Partner

By:	/s/ Richard C. Breeden
Richard C. Breeden
Managing Member

BREEDEN PARTNERS (CALIFORNIA) II L.P.

By:	Breeden Capital Partners LLC,
General Partner

By:	/s/ Richard C. Breeden
Richard C. Breeden
Managing Member

BREEDEN PARTNERS HOLDCO LTD.

By:	/s/ Richard C. Breeden
Richard C. Breeden
Key Principal

BREEDEN CAPITAL PARTNERS LLC

By:	/s/ Richard C. Breeden
Richard C. Breeden
Managing Member

BREEDEN CAPITAL MANAGEMENT LLC

By:	/s/ Richard C. Breeden
Richard C. Breeden
Managing Member

BREEDEN PARTNERS (CAYMAN) LTD.

By:	/s/ Richard C. Breeden
Richard C. Breeden
Key Principal

/s/ Richard C. Breeden
Richard C. Breeden

Schedule I

TRANSACTIONS DURING THE PAST 60 DAYS BY THE REPORTING PERSONS

The following table sets forth all transactions with respect to shares of Common Stock effected during the past 60 days by any of the Reporting Persons. All such transactions were effected in the open market.

Transaction Date	Shares Purchased for the Account of the Delaware Fund	Shares Purchased for the Account of the California Fund	Shares Purchased for the Account of the California II Fund	Shares Purchased for the Account of Holdco	Price per Share
6/25/08	0	0	0	-73,000	$27.5778
7/22/08	27	72	69	32	$28.0000
7/24/08	12,199	32,096	30,674	13,987	$27.9823
7/25/08	17,513	46,075	44,034	20,079	$27.9992
7/30/08	5,957	15,673	14,979	6,830	$27.9977
7/31/08	1,645	4,330	4,138	1,887	$27.9933
8/1/08	4,018	10,572	10,103	4,607	$27.9976
8/4/08	17,899	47,093	45,007	20,522	$27.9956
8/5/08	819	2,156	2,060	939	$28.0000
8/6/08	1,097	2,886	2,759	1,258	$27.9988
8/7/08	50,060	128,001	119,365	54,974	$27.3815
8/8/08	185	472	440	203	$27.9962

Exhibit 1

Agreement of Joint Filing

Pursuant to 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, the undersigned persons hereby agree to file with the Securities and Exchange Commission the Statement on Schedule 13D (the “Statement”) to which this Agreement is attached as an exhibit, and agree that such Statement, as so filed, is filed on behalf of each of them.

IN WITNESS WHEREOF, the undersigned have executed this Agreement.

Dated: August 18, 2008

BREEDEN PARTNERS L.P.

By:	Breeden Capital Partners LLC,
General Partner

By:	/s/ Richard C. Breeden
Richard C. Breeden
Managing Member

BREEDEN PARTNERS (CALIFORNIA) L.P.

By:	Breeden Capital Partners LLC,
General Partner

By:	/s/ Richard C. Breeden
Richard C. Breeden
Managing Member

BREEDEN PARTNERS (CALIFORNIA) II L.P.

By:	Breeden Capital Partners LLC,
General Partner

By:	/s/ Richard C. Breeden
Richard C. Breeden
Managing Member

BREEDEN PARTNERS HOLDCO LTD.

By:	/s/ Richard C. Breeden
Richard C. Breeden
Key Principal

BREEDEN CAPITAL PARTNERS LLC

By:	/s/ Richard C. Breeden
Richard C. Breeden
Managing Member

BREEDEN CAPITAL MANAGEMENT LLC

By:	/s/ Richard C. Breeden
Richard C. Breeden
Managing Member

BREEDEN PARTNERS (CAYMAN) LTD.

By:	/s/ Richard C. Breeden
Richard C. Breeden
Key Principal

/s/ Richard C. Breeden Richard C. Breeden